Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following articles will be included in the September edition of the Continental in-flight magazine, which will be available on Continental flights beginning on or before September 1, 2010:
Welcome aboard, and on behalf of my more than 40,000 co-workers, thank you for choosing Continental Airlines.
Focusing on the business traveler is our specialty. We improve our product by listening to our business customers and focusing on the tools and products that can help make their business trips comfortable and productive.
For example, we’re installing new flat-bed BusinessFirst seats on all our Boeing 777 and Boeing 757-200 aircraft, as well as on substantially all our Boeing 767-400s, so you can get a good night’s sleep on your international flights. Our 25 Boeing 787 Dreamliners will also be delivered to us with the new flat-bed seats.
The No. 1 way we contribute to the business travel experience is by providing the best service in the skies. Our Working Together culture helps us deliver that service, and we’re proud of it.
This month, I’d like to thank one of my co-workers, Houston-based 737 First Officer Wade Overmyer. You can read more about Wade on page 66.
We expect to merge with United Airlines in the fourth quarter. I’ll be the President & CEO of the new airline, and our commitment to the business traveler will be as strong as ever. We will offer you a broad, global network and the industry’s best frequent flyer program. I look forward to working with the great co-workers of both companies to create the world’s leading airline.

/s/ Jeff Smisek

Jeff Smisek Chairman, President and CEO Continental Airlines

*****

The United Continental Merger
What Does it Mean For You?
3 Things Frequent Flyers Should Know
Members of United’s Mileage Plus program and Continental’s OnePass program will continue to have excellent mileage earning and redemption opportunities, and elite members will enjoy special recognition as a result of their status.
•	At a future date, after the merger closes, the two frequent flyer programs will be combined into one. Until then, we’ll continue to operate both programs.

•	Members of either program currently have the ability to earn and redeem miles on either airline’s flights.

•	Both airlines are members of Star Alliance, providing further frequent flyer benefits.
{Our combined airline will bring together the best of both companies.}
Let’s Fly Together
Located around the world, the people of the new United Airlines will be focused on delivering the high-quality service our customers expect. The company will emphasize a Working Together culture that creates an environment where employees enjoy coming to work, treat each other and customers with dignity and respect, and deliver great service.
Planned Merger Timeline
Planning for the new United is moving ahead. Watch for merger integration to occur in a series of steps.
May 3, 2010
Merger agreement announced
September 2010
Shareholders vote on merger proposal*
4th Quarter 2010
Legal merger expected to close
Continental and United begin painting aircraft with new United livery*

2011
Customers’ travel experience will begin to be streamlined with unified check-in facilities and airport lounges
First Half 2012
Continental and United operate as one carrier with single FAA certificate*
*expected
A Network Like None Other
The new United will have an unparalleled global route network with comprehensive service to six continents — North America, South America, Europe, Asia, Africa and Australia. In total, 10 hubs will provide travelers with convenient connections wherever they need to go.
Combined Hubs
Chicago • Cleveland • Denver • Guam • Houston • Los Angeles •
New York/Newark • San Francisco • Tokyo • Washington, D.C.
A Place to Relax
Global travelers have special needs, including having a place to work and relax at the airport. United Red Carpet Club and Continental Presidents Club lounges provide comfort and amenities that help business travelers be more productive at 69 locations worldwide. The current reciprocal privileges for members of the two programs will be enhanced in 2011 with the introduction of a single, unified membership.
For more information, see UnitedContinentalMerger.com